Mail Stop 3561

November 15, 2006

Dr. John Todd, President
Protokinetix, Inc.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

> **Re: Protokinetix, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2005**
> **Filed August 16, 2006**
> **File No. 0-32917**

Dear Dr. Todd:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Financial Statements

1.   We note your response to our prior comment 4 stating you do not consider the intangible assets impaired because the "assets are the licenses associated with the future products of the company." You have not earned any revenue, you have cumulative losses, no operating history and you state an investment in your company is extremely risky. You state you have no finished commercial product and no final patents and also disclose you may have to go through an FDA approval process for your potential products. Based on the above, it appears there is significant uncertainty as to whether the assets will be recoverable. Please provide us with a thorough explanation of your accounting treatment at the time

the expenditures were incurred, as well as testing for impairment at subsequent dates. Explain how your treatment is consistent with applicable authoritative guidance, including SFAS 144, and provide us with the related analysis used to support recoverability. Explain how any assumptions underlying the estimates of future cash flows used to test recoverability are reasonable, given the factors noted above.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before December 6, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies